Oncolytics Biotech® Enters into Common Stock Purchase Agreement for up to US$26 Million with Lincoln Park Capital, LLC

CALGARY, AB and SAN DIEGO, September 28, 2018 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY), (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus turning cold tumors hot, today announced the execution of a Common Stock Purchase Agreement (“Agreement”) for up to US$26.0 million with Lincoln Park Capital Fund, LLC ("LPC"), an institutional investor.

Upon signing of the Agreement, dated September 27, 2018, LPC initially purchased 248,762 shares for $1,000,000, representing a purchase price of approximately $4.02 per share. Thereafter and subject to the terms and conditions of the Agreement, Oncolytics has the right to sell and LPC is obligated to purchase, up to $25 million worth of common stock over a 30-month period at prices that are based on the market price at the time of each sale to LPC. Oncolytics, in its sole discretion, controls the timing and amount of all sales of common stock and there are no warrants, derivatives, or other share classes associated with this Agreement.

"We are pleased to enter this agreement with Lincoln Park Capital, an existing investor, which provides Oncolytics with additional access to capital and financial flexibility, if needed, as we conduct our clinical programs and approach multiple milestones over the next twelve to eighteen months,” said Kirk Look, CFO at Oncolytics Biotech. “Importantly, this facility is completely at our discretion and supports our strategy in negotiating future collaborations and, or, a potential partnership."

Oncolytics has the right to terminate the Agreement at any time, at no cost or penalty. Additionally, LPC has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the Company’s common stock. As consideration for LPC’s obligation under this Agreement, Oncolytics has and may issue additional shares as a commitment fee. Proceeds are intended to be used for general corporate purposes and working capital requirements.

The Company has filed a prospectus supplement, dated September 28, 2018, with respect to its U.S. registration statement on Form F-10 (333-224432) (the "Registration Statement") and Canadian final base shelf prospectus (the "Base Shelf Prospectus"), each dated May 4, 2018, pursuant to which the Company may issue up to US$26,910,000 of common shares pursuant to the terms of the Agreement (representing an aggregate market value of not more than 10% of the market value of the Company's outstanding common shares based on the determination date under applicable securities laws). Pursuant to the Agreement, the Company may file additional prospectus supplements in the United States and in Canada in the future to qualify the sale of additional common shares to LPC that would result in aggregate gross proceeds to the Company of up to US$26,000,000. No offers or sales of any common shares will be made in Canada or on the Toronto Stock Exchange pursuant to the Agreement or the prospectus supplement. Electronic copies of the prospectus supplement and accompanying prospectus are available on the SEC's website at http://www.sec.gov or by contacting the Company’s Investor Relations Department at (403) 670-7377.

The common shares to be issued in the Financing have been approved for listing on the NASDAQ and on the Toronto Stock Exchange.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; the Agreement and the financing available thereunder and the potential benefits to the Company thereof, and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com